Exhibit 99.3

Grupo Éxito recorded accumulated Consolidated Net Revenue of $15.7 billion pesos as of September 2023, a growth of 8.9%, and a Recurring EBITDA1 of $1.1 billion pesos.

In Colombia, Retail Sales grew by 5% during the first 9-months of the year, amid a reduction in demand. Uruguay and Argentina posted Retail Sales that grew by 30.3% and decreased by 0.1% respectively, however, they grew above inflation in local currency (+11.9%) and (+165.4%)2.

Grupo Éxito managed to contain the increase in prices at 3.6 percentage points below the country’s food inflation, in order to alleviate the inflationary burden on Colombians.

Grupo Éxito’s consolidated Net Income was $7,249 million pesos during the first-nine-months of the year and reflected the increase in interest rates and inflationary pressures on expenses.

The company reached 1,889 Commercial Allies, a sustainable trade initiative in collaboration with minimarkets and neighborhood stores.

Éxito’s share was registered in the United States and Brazilian markets, in addition to the Colombian stock market, thus being the only company in the country listed in these three markets; material trade increase and transaction volumes were seen after the listings.

●	E-commerce channels represented 12.8% of sales in Colombia, a growth of 12.1% and 14 million orders were delivered (+52.3%).

●	Innovative formats reached a share on the company’s consolidated Retail Sales of 43.6%. Éxito Wow represented 36.1% of Éxito brand sales, Carulla FreshMarket 62.9% of Carulla and Surtimayorista 5.5% of the company’s sales in Colombia. In Uruguay the Fresh Market format 58.7% and the Cash and Carry format in Argentina 15.7%.

1 Recurring EBITDA refers to earnings before interest, taxes, depreciation and amortization, adjusted for other non-recurring operating income (expenses).

2 Data in pesos includes an exchange rate effect of -1.2% and +16.4% for 3Q23 and 9M23 respectively in Uruguay Retail Sales and Recurring EBITDA. In Argentina, Retail Sales and Recurring EBITDA, the exchange rate effect was -75.2% and -62.4% during 3Q23 and 9M23 respectively.

●	Retail Sales in Uruguay grew by 30.3% in Colombian pesos and by 11.9% in local currency, and above the inflation index of that country, as a result of the good commercial dynamics and the positive performance of the Freshmarket format that reached a share of 58.7% of the country’s total sales.

●	In Argentina, Retail Sales decreased by 0.1% in Colombian pesos, however, it grew 165.4% in local currency, far exceeding inflation. This growth was driven by a positive performance of the Cash & Carry format and real estate income.

●	Grupo Éxito consolidated as the first shopping center operator in Colombia and the third in Argentina.

●	89% of fruits and vegetables sold in Grupo Éxito stores in Colombia were purchased locally, of which 86% without intermediaries.

Consolidated results of Grupo Éxito (Colombia, Uruguay and Argentina)

Grupo Éxito’s consolidated Net Revenue during the 9 months of 2023 reached $15.7 billion pesos and grew 8.9% compared to the previous year, as a result of good commercial dynamics mainly in Uruguay and Argentina.

The operation in Colombia represented 72% of the Group’s Net Revenue and grew by 5.1% compared to the 9 months of the previous year, driven especially by the good performance of innovative formats and the evolution of the real estate format.

International operations reached Net Revenue of $4.4 billion pesos driven by solid commercial performance that translated into a growth of 20% and represented 28% of the company’s consolidated Net Revenue.

The group’s consolidated Recurring EBITDA accumulated as of September reached $1.1 billion pesos, explained by a stable gross margin in the operation in Colombia and an improvement in Uruguay that offset the deterioration in Argentina, as well as efficiencies in expenses, despite having pressures inflationary in the cost and expense structure.

“The company recorded a growth in consolidated Retail Sales of 8.9% as of September, with more than 15.7 billion in Net Revenue. Consistency in innovation in formats, the promotion of digital sales channels and our complementary businesses such as shopping centers and Puntos Colombia, are the basis of these results. To aid towards inflationary pressures, our food prices for Colombian consumers increased 3.6 percentage points below national inflation.

It is a historic year for the company with the effective registration of its shares in the markets of New York, Brazil and Colombia; this increased the share float and its liquidity significantly in these three markets with a substantial increase in traded volumes.

We continue to nurturing Colombia with opportunities, through activities focused on supporting child nutrition, local and direct purchasing from producers, our suppliers and our 1,889 commercial allies of the Aliados program and especially small and medium-sized businesses,” said Carlos Mario Giraldo Moreno, CEO of Grupo Éxito.

Consolidated results figures expressed in millions of Colombian pesos

In Colombia, results were driven by the good performance of innovative formats and the evolution of the real estate business.

Net Revenue in the country reached $11.3 billion pesos during the first-9-months of the year, a growth of 5.1% versus the same period of the previous year. Retail Sales increased 5% driven by the contribution of innovative formats and omnichannel sales.

The accumulated Recurring EBITDA as of September 2023, reached $729,790 million, amid the slowdown in household consumption, as Gross Margin was 22.3% and with great efforts to mitigate the price increases in the cost of products.

1. Innovative formats, a fundamental axis to Grupo Éxito

●	Éxito Wow: 31 stores in the country represented 36.1% of the brand’s total Retail Sales during the third quarter of 2023.

●	Carulla FreshMarket, 31 stores represented 62.9% of the brand’s sales during the 3Q23. The brand celebrated its 118 years of freshness by renewing its carbon neutral certification granted by ICONTEC. Carulla FreshMarket became the first food retailer in Colombia to eliminate plastic bags at check-outs and digital channels. These actions added to other ESG initiatives , such as, being the first Carbon Neutral retailer in Latin America.

●	Surtimayorista under the Cash and Carry format, totalled 60 stores and represented 5.5% of the total Retail Sales of the operation in Colombia.

2. Sales from electronics and direct commerce channels reached more than $1.4 billion pesos during 9M23 and represented 12.8% on the company’s Retail Sales in Colombia, a growth of 12.1% compared to the same period of the previous year. 9M23 Omnichannel results were leveraged by:

●	The double-digit growth of the food category of 25.7% with a share of 64.4% with purchases made through the websites (exito.com and carulla.com), mobile applications, telephone lines, chats WhatsApp and digital catalogs.

●	Orders through different digital channels increased compared to the previous year, reached 14 million during the first-9-months of the year, with a growth of 52%.

●	The MiSurtii mobile application registered 112,000 orders and contributed to digitizing food sales with a 31.8% share of the Aliados format.

●	The strengthening of the Click and Collect service was offered at 377 stores.

3. Traffic monetization, through the following businesses, continued as a strong growth driver:

●	Tuya, the financial business, reached more than 1.1 million active customers and issued 183,000 new cards year-to-date.

●	Puntos Colombia registered 6.7 millions of active customers, an increase of 10.6% compared to the same period of the previous year and added 530 partner brands, multiplying the number of partner brands by 3.4 times in one year.

●	Viajes Éxito mobilized more than 43,000 clients during this period.

Efforts to control price levels were reflected in activities that allowed Grupo Éxito to maintain food prices 3.6 percentage points below the country’s food inflation.

The company carried out advance purchasing activities to control price increases and developed different commercial strategies to strengthen its portfolio of nearly 700 “Unbeatable” basic products, highly competitive in quality and with the lowest prices in each region. Likewise, Grupo Éxito reaffirmed its commitment to the development of the country’s farmers to improve the conditions of families throughout the territory and made local purchases of 92% of its fruits and vegetables, 85% of them directly from more of 943 producer and peasant organizations.

We nourish Colombia with opportunities, more than a declaration, it is a ratification of commitment to caring for the planet, generating employment and rebuilding the social fabric.

●	Through the Éxito Foundation, Grupo Éxito works to achieve the first generation of zero chronic malnutrition in Colombia. During the third quarter of the year, 28,706 boys and girls benefited from the delivery of 59,719 food packages.

●	With the Paissana brand (Country that Heals), we developed and delivered Colombians with stories of reconciliation in territories where farmers, victims and ex-combatants work together for the rebirth of the countryside. There are already more than 144 product references from 37 suppliers from PDET territories coded for sale in 45 of our warehouses, in a bid to bring a message of reconciliation and hope to the country.

The operation in Uruguay continued as the most profitable of the Group

During the first-9-months of the year, Retail Sales in the country increased 30.3% in pesos compared to the same period in 2022 and by 11.9% in local currency, and above the level of local inflation. This growth was driven by the value proposition of the fresh market model, which represented 58.7% of sales, and by the acquisition of two new independent stores in the country.

The Recurring EBITDA margin for the year to date reached 10.7%, an improvement of 49 basis points compared to the same period of the previous year and remained as the highest in the Group, thanks to an increase of 104 basis points in Gross Margin.

In Argentina, accumulated sales as of September 2023, decreased -0.1% in pesos, however, increased 165.4% in local currency, above the country’s inflation level.

This result is thanks to the positive performance of the 11 Cash & Carry format stores which already participated with 15.7% of total Retail Sales in the country, the good reception by customers of the first FreshMarket store in the city of Buenos Aires and for the good results of the real estate operation.

The Recurring EBITDA margin in the country year-to-date was 3.6% with a growth of 21 basis points compared to the previous year.

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